Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, February 12, 2026

(in U.S. dollars unless otherwise noted)

Franco-Nevada Announces $250 Million Royalty Financing
with i-80 Gold

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV)(NYSE:FNV) is pleased to announce that, through a wholly-owned U.S. subsidiary, it has entered into an agreement to acquire a $250 million net smelter return royalty (the “Royalty”) from i-80 Gold Corp. (“i-80 Gold”) to support its recapitalization plan and strategy of creating a Nevada-focused mid-tier gold producer. The Royalty rate will initially be 1.5%, increasing to 3.0% beginning in 2031, and will apply to all of i-80 Gold’s material properties including their six projects in various stages of development. These projects cover more than 250 km2 of prospective ground and include: Granite Creek Underground (operating), Archimedes Underground (development), Mineral Point Heap Leach (study), Granite Creek Open Pit (study), Cove Underground (study), and Lone Tree open pit (study).

i-80 Gold has outlined a three-phase development timeline to put the projects into production, anticipated to increase annual production from 150–200 koz Au in Phase 1 to 600+ koz Au with Phase 3 in 2032+. This financing, together with i-80 Gold’s concurrent recapitalization plan, provides substantial capital to develop Phases 1 and 2. See i-80 Gold’s press release dated February 12, 2026 for additional details.

“We are pleased to add i-80 Gold’s extensive portfolio of assets in Nevada to our U.S. portfolio and to partner with i-80 to advance their development plans,” said Paul Brink, President & CEO of Franco-Nevada. “The i-80 team has an excellent track record and we look forward to partnering with them as they unlock what we believe will be one of largest gold operations in Nevada.”

Richard Young, President & CEO of i-80 Gold, commented: “We are thrilled to have Franco-Nevada as a partner who shares our long-term vision of advancing our gold portfolio to create a Nevada-focused mid-tier gold producer. With Franco-Nevada providing the foundational capital as part of our recapitalization, we now have a clear and achievable path to over 600,000 ounces of gold production annually by the early 2030s. With additional drilling and optimization work on our large land package, we believe there are opportunities to create further long-term growth and value for all stakeholders.”

Transaction Highlights

●	Royalty Covers all of i-80 Gold’s Growth Plans in Nevada: i-80 Gold is planning an aggressive asset development program that will increase production from 30-40 koz Au in 2025 to more than 600 koz Au per year by 2032 upon completion of all 3 phases of the development plan, delivering a strong growth profile. Phase 1 increases annual gold production to 150-200 koz Au from Granite Creek Underground and Archimedes Underground with processing at the Lone Tree Autoclave in 2028-2029. Phase 2 further increases annual production to 300-400 koz Au commencing in 2030-2031 adding Cove and Granite Creek Open Pit. Finally, Phase 3 in 2032+ adds Mineral Point and increases annual production to 600+ koz Au.
●	Comprehensive Financing Plan Unlocks Processing Hub: This financing, alongside the concurrent recapitalization plans at i-80 Gold provides substantial capital to advance Phases 1 and 2, including the refurbishment of the Lone Tree Autoclave facility, providing a central processing hub for the Granite Creek, Archimedes and Cove underground operations.
●	Attractive Anchor Project in Mineral Point Heap Leach: Mineral Point is an attractive, large-scale and straight-forward heap leach project hosting 4.6 Moz AuEq M&I mineral resources and 3.2 Moz AuEq inferred resources[1]. Mineral Point is Phase 3 of i-80 Gold’s plan, with potential to accelerate the feasibility study and permitting work with part of the Royalty financing tied to Mineral Point technical and permitting work. Mineral Point is expected to produce 282 koz AuEq per year once in production.
●	Royalty Rate Step-up: The Royalty has been designed to maximise cash flow available to i-80 Gold during the capital intensive phase of asset development. The Royalty rate will be 1.5% until January 1, 2031 and thereafter will be 3%.
●	Large Mineral Resource with Exploration Potential: The Royalty will cover a large resource base including Granite Creek, the Ruby Hill Complex (including Archimedes Underground and Mineral Point), Cove and Lone Tree. The 256

km2 land package in Nevada hosts a substantial mineral base of 7.8 Moz AuEq M&I mineral resources and 8.6 Moz AuEq inferred mineral resources[1].
●	Experienced Management Team: i-80 Gold is led by Richard Young, who has over 30 years of experience in the resource industry. Richard played a key role in Teranga Gold’s transformation from a single asset producer into a successful low-cost, mid-tier gold producer and Richard most recently served as President and CEO of Argonaut Gold that was acquired by Alamos Gold Inc. i-80 Gold operations are led by Paul Chawrun who has over 30 years of experience permitting, building and operating gold mines globally, most recently as COO and EVP of Centerra Gold and previously as COO of Teranga Gold. Further, the i-80 Gold leadership team holds extensive Nevada mining experience in operations, processing, permitting, and stakeholder relations.
●	Gold Focused Royalty in Nevada: The Royalty financing increases our long-term gold exposure in Nevada, where our royalty coverage already extends to Goldstrike, Gold Quarry, Arthur, Marigold, Bald Mountain, South Arturo and numerous other properties.

Royalty Key Terms

●	Upfront proceeds of $225M upon closing, with a further $25M payment subject to completion of 2026 budgeted spending at Mineral Point.
●	Upon closing, 1.5% of net smelter returns on all minerals produced. Beginning January 1, 2031, the Royalty rate will increase to 3.0% of net smelter returns in perpetuity.
●	The Royalty will apply to all material properties in i-80 Gold’s portfolio, including Granite Creek, Cove, the Ruby Hill Complex and Lone Tree, including after-acquired properties within a 1-mile area of interest.
●	The Royalty will be registered on title as an interest in land.

Additional Considerations

●	Franco-Nevada will maintain a right of first offer on future streams, royalties and similar interests related to i-80 Gold’s assets.
●	Franco-Nevada will partner with i-80 Gold on environmental and social initiatives in Nevada.
●	Closing of the transaction is subject to customary conditions and is expected to occur in March 2026.

Financing the Transaction

Franco-Nevada intends to finance the transaction from cash on hand. The Company had $0.9B in cash and cash equivalents and marketable securities and $1.9B in available capital at September 30, 2025.

Franco-Nevada Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Eaun Gray	Matthew Begeman
President & CEO	Chief Investment Officer	VP, Business Development
416-306-6305	416-306-6342	647-535-2642
info@franco-nevada.com

1 Total resources converted into gold equivalent at long term prices of $3,302/oz Au and $40.31/oz Ag. Total resources include the following:

Granite Creek Underground – 0.8 Mt at 10.5 g/t Au for 261 koz Au measured and indicated resources and 0.8 Mt at 13.0 g/t Au for 326 koz Au inferred resources.

Granite Creek Open Pit – 37.7 Mt at 1.2 g/t Au for 1,435 koz Au measured and indicated resources and 2.1 Mt at 1.1 g/t Au for 75 koz Au inferred resources.

Ruby Hill – Archimedes Underground – 1.8 Mt at 7.6 g/t Au and 1.6 g/t Ag for 436 koz Au and 92 koz Ag indicated resources and 4.2 Mt at 7.3g/t Au and 2.1 g/t Ag for 988 koz Au and 286 koz Ag inferred resources.

Ruby Hill – Mineral Point Open Pit – 217 Mt at 0.5 g/t Au and 15.0 g/t Ag for 3,376 koz Au and 104,332 koz Ag indicated resources and 194 Mt at 0.3 g/t Au and 14.6 g/t Ag for 2,117 koz Au and 91,473 koz Ag inferred resources.

Ruby Hill – Archimedes Open Pit – 4.3 Mt at 2.0 g/t Au and 10.6 g/t Ag for 272 koz Au and 1,490 koz Ag indicated resources and 0.9 Mt at 1.1 g/t Au and 8.5 g/t Ag for 31 koz Au and 250 koz Ag inferred resources.

Cove – 1.2 Mt at 8.2 g/t Au and 15.0 g/t Ag for 310 koz Au and 568 koz Ag indicated resources and 4.0 Mt at 8.9 g/t Au and 11.1 g/t Ag for 1,156 koz Au and 1,439 koz Ag inferred resources.

Lone Tree – 7.7 Mt at 1.7 g/t Au for 428 koz Au indicated resources and 52.9 Mt at 1.6 g/t Au for 2,789 koz Au inferred resources.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company committed to building a mid-tier gold producer through a new development plan to advance its high-quality asset portfolio. i-80 Gold is the fourth largest gold mineral resource holder in the state with a pipeline of high-grade multi-stage projects strategically located in Nevada’s most prolific gold-producing trends. Leveraging its central processing facility following an anticipated refurbishment, i-80 Gold is executing a hub-and-spoke regional mining and processing strategy to maximize efficiency and growth. i-80 Gold’s shares are listed on the Toronto Stock Exchange (TSX:IAU) and the NYSE American (NYSE:IAUX). For more information, visit www.i80gold.com.

Additional Information

i-80 Gold’s head office is located at 5190 Neil Road, Suite 460, Reno, Nevada 89502 and its principal executive office is located in 150 York Street – Suite 1802, Toronto, Ontario M5H 3S5. Franco-Nevada's head and registered office is located at 2000-199 Bay Street, Commerce Court West, Toronto, Ontario, M5L 1G9.

Information relating to the i-80 Gold’s assets contained in this news release has been provided by i-80 Gold.

Scientific and technical information included in this news release has been reviewed by Darrol van Deventer, Vice President, Mining of Franco-Nevada, a qualified person under National Instrument 43-101.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, including the expected timing of closing the transaction, the expected future performance of i-80 Gold’s assets and the Royalty, and production and mine life estimates relating to the i-80 Gold’s assets. In addition, statements relating to mineral resources and mineral reserves, gold equivalent ounces (“GEOs”) and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of any ongoing or future audits by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.